UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note

On December 19, 2024, Marti Technologies, Inc. (the “Company”) held its 2024 annual general meeting of shareholders (the “Meeting”) at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 9:00 a.m. New York time / 5:00 p.m. Istanbul time. Holders of the Company’s Class A ordinary shares, par value $0.0001 (“Class A Ordinary Shares”), were entitled to one vote per share held as of the close of business on November 22, 2024 (the “Record Date”). A total of 36,081,284 shares of the Class A Ordinary Shares were present at the Meeting or represented by proxy, which constituted a quorum for the transaction of business and represented approximately 61.056% percent of the voting power of the Company’s Class A Ordinary Shares as of the Record Date. The following are the voting results for the proposals considered and voted upon at the Meeting, each of which is more fully described in the Company’s 2024 Notice of Annual General Meeting of Shareholders and Proxy Statement furnished with the Securities and Exchange Commission on November 26, 2024.

Proposals — Election of three (3) Class II directors to serve until the 2027 annual general meeting of shareholders.

Nominee	For	Against	Abstain	Broker Non-Votes
Cankut Durgun	36,074,835	4,415	2,034	0
Kerry Healey	36,075,015	4,369	1,900	0
Alexander Spiro	36,078,080	1,873	1,331	0

Based on the foregoing votes, each of Cankut Durgun, Kerry Healey and Alexander Spiro was elected to serve as a Class II director until the 2027 annual general meeting of shareholders.

On December 20, 2024, the Company issued a press release announcing the election of Alexander Spiro to its Board of Directors. A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release of Marti Technologies, Inc., dated December 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES, INC.

Date: December 20, 2024	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

3